OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)*
Under the Securities Exchange Act of 1934

COLLEGIATE PACIFIC INC.
(Name of Issuer)
Common Stock, Par Value $.01 per share
(Title of Class of Securities)
19489-10-7
(CUSIP Number)
Michael J. Blumenfeld
1901 Diplomat Drive
Dallas, TX 75234
(972) 243-8100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	194589-10-7

1	NAMES OF REPORTING PERSONS: Michael J. Blumenfeld

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,000 Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.10%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13D/A
Item 1. Security and Issuer.
     This Amendment No. 8 (the “Eighth Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) originally filed on February 18, 1998, and amended on January 30, 2001, June 13, 2002, October 7, 2003, February 16, 2004, July 6, 2004, March 4, 2005 and May 31, 2007 (collectively, the “Amendments”) by Michael J. Blumenfeld (the “Reporting Person”), relates to shares of the common stock of Collegiate Pacific Inc., a Delaware corporation (“Collegiate Pacific”), $0.01 par value (the “Common Stock”). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D and the Amendments. The principal executive offices of Collegiate Pacific are located at 1901 Diplomat Drive, Dallas, Texas 75234.
Item 3. Source and Amount of Funds or Other Consideration.
     Mr. Blumenfeld used personal funds to acquire 120,000 shares of Common Stock by exercising stock options since the filing of the Seventh Amendment to the Schedule 13D filed on May 31, 2007.
Item 4. Purpose of Transaction.
     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     Mr. Blumenfeld’s sale of shares of Common Stock was undertaken as part of Mr. Blumenfeld’s financial and retirement planning.
Item 5. Interest in Securities of the Issuer.
     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     (a) As of June 22, 2007, Mr. Blumenfeld may be deemed to beneficially own an aggregate of 10,000 shares of Common Stock, or approximately 0.10% of the outstanding shares of Common Stock (based upon Collegiate Pacific’s Quarterly Report on Form 10—Q filed on May 15, 2007), and has sole voting and dispositive power with respect to all those shares. All of the shares beneficially owned by Mr. Blumenfeld represent options to acquire shares of Common Stock, none of which have been exercised by Mr. Blumenfeld as of the date of this report.
     (b) Items 7—11 and 13 of the cover page of this Eighth Amendment, which relate to the beneficial ownership of shares of Common Stock by the Reporting Person, are incorporated by reference in response to this item.
     (c) No transaction involving the Common Stock were effected by Mr. Blumenfeld since Amendment No. 7 to this Schedule 13D was filed on May 31, 2007 except for the transactions described below:

On June 14, 2007, Mr. Blumenfeld exercised for cash the following three stock options:

Number of Shares Acquired	Per Share
Upon Exercise	Exercise Price

25,000	$6.08
75,000	3.89
20,000	6.125

Also on June 14, 2007, Mr. Blumenfeld sold 1,467,488 shares of common stock, including the shares purchased pursuant to the option exercises described above, at a price of $9.25 per share in a privately negotiated transaction. As a result of this sale, Mr. Blumenfeld is no longer a beneficial owner of more than five percent of the shares of common stock.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 22, 2007

/s/ Michael J. Blumenfeld Michael J. Blumenfeld

S-1